SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
A Publicly-held Corporation
CNPJ/MF no. 00.108.786/0001 -65

VIVAX S.A.
A Publicly-held Corporation
CNPJ/MF no. 01.402.946/0001 -47

BRASIL TV A CABO PARTICIPAÇÕES S.A.
A Privately-held Corporation
CNPJ/MF no. 01.924.561/0001 -40

RELEVANT FACT

Following the publication of the Relevant Facts disclosed on October 12, 2006 and December 5, 2006 and May 16, 2007, and in compliance with the provisions of Section IV of Art. 157 of Law no. 6,404/76 and Instructions nos. 358/02 and 319/99, of the Brazilian Securities and Exchange Commission (“CVM”), Net Serviços de Comunicação S.A. (“NET”), Vivax S.A. (“Vivax”) and Brasil TV a Cabo Participações S.A. (“BTVC”) (jointly referred to as the “Companies”), wish to make public that they will submit to their shareholders a proposal for implementing a corporate restructuring (“Restructuring”), consisting of the following:

1. Restructuring

1.1 The Restructuring shall be carried out within the process of acquisition of the shareholding control of Vivax by NET and is aimed at making possible the migration of BTVC’s and Vivax’s shareholders to NET’s shareholding base, pursuant to successive company and share merger transactions, in accordance with the provisions of Arts. 227 and 252 of Law no. 6,404/76, respectively.

1.2 The Restructuring shall be carried out in two distinct and subsequent stages, as follows: (i) the first one shall involve the merger of BTVC into Vivax’s equity, with the subsequent winding up of BTVC (“Merger of BTVC”) and (ii) subsequently, the merger into NET’s equity of the shares issued by Vivax, which, on the date of the merger, are not held by it, with the subsequent conversion of Vivax into a wholly-owned subsidiary of NET (“Merger of the Shares of Vivax”).

1.3 The terms and conditions of the Merger of BTVC and of the Merger of the Shares of Vivax are included in the Protocol and Justification of Merger of Brasil TV a Cabo Participações S.A. into Vivax S.A. and the Merger of the Shares Issued by Vivax S.A. into Net Serviços de Comunicação S.A., entered into on May 23, 2007 by the managers of BTVC, Vivax and NET (“Protocol”).

2. Justification

2.1. The Restructuring is justified since it is aimed at: (i) aligning the interests of all shareholders of the three Companies involved in the Restructuring; (ii) simplifying the corporate structure of the activities controlled by NET; (iii) increasing NET’s shareholding base; (iv) providing higher levels of administrative rationalization, in addition to focusing efforts with a view to strengthening and increasing its activities in the market, pursuant to the use of operational synergies and administrative and sales optimization; and (v) increasing the liquidity of NET’s shares in the market.

3. Common Features to the Stages of the Restructuring

3.1 Corporate Documents: The Restructuring (and all documents related thereof) was submitted to the Boards of Directors of NET and Vivax, the Board of Executive Directors of BTVC, at meetings held on May 23, 2007, and received a favorable opinion from NET's Fiscal Council, in the same way and on the same date, and it shall be discussed by their respective shareholders at Special General Meetings to be called on this same date.

3.2 Appraisal of the Companies: For the purposes of the Restructuring, the Companies hired the following specialized companies to perform the appraisal of their respective shareholders’ equity: (i) Apsis Consultoria Empresarial Ltda.: (a) for appraising the book value of the shareholders’ equity of the Companies, which presented their respective appraisal reports (“Book Value Reports”); (b) for appraising the shareholders’ equity of NET and Vivax, for the purposes of determining the replacement ratio of the shares issued by Vivax for shares issued by NET, at their market value, in accordance with the provisions of Art. 264 of Law no. 6,404/76, which presented their respective appraisal reports (“Market Value Reports”); and (c) for appraising the economic value of the shares issued by Vivax, in accordance with the provisions of Art. 8 of Law no. 6,404/76, for the purposes of NET’s capital increase (“Report for Capital Increase”); and (ii) Goldman, Sachs & Co. and Goldman Sachs Representações Ltda., for appraising NET and Vivax based on their respective economic values, through the discounted cash flow method, which presented their respective appraisal reports (“Economic Value Reports”). The values assigned by the specialized companies referred to above to the Companies are indicated in their respective reports and in each of the Restructuring stages, as described below.

3.3 Base Balance Sheets of the Restructuring: The Balance Sheets of NET, Vivax and BTVC prepared on March 31, 2007 (“Base Balance Sheets” or individually “Base Balance Sheet of NET”, “Base Balance Sheet of Vivax” and “Base Balance Sheet of BTVC”), comprise the base balance sheets of the Merger of BTVC and the Merger of the Shares of Vivax, which were prepared in accordance with Brazilian GAAP, on consistent bases, containing all accounting elements necessary to and sufficient for the implementation of the Restructuring, which were audited by KPMG Auditores Independentes, in relation to NET, and Deloitte Touche Tohmatsu Auditores Independentes, in relation to Vivax and BTVC.

3.4. Right to Withdraw: In accordance with the provisions of Law no. 6,404/76, the Merger of BTVC, with the subsequent acquisition of the shareholding control of VIVAX by NET, gives rise to the possibility of the exercise of the right to withdraw by the shareholders of BTVC who disagree with the decision, and the Merger of the Shares of

Vivax gives rise to the exercise of the right to withdraw by the shareholders of Vivax and by the shareholders owners of common shares issued by NET who disagree with the decision, and, in both cases, said rights may be exercised by their respective shareholders within thirty (30) days subsequently to the publication of the respective minutes of the special general meetings of the Companies, it being understood that the shareholders of the Companies that acquire shares as from May 24, 2007, inclusive, shall not be entitled to exercise the right to withdraw mentioned in this item, in accordance with the provisions of Section I of Art. 137 of Law no. 6,404/76. The shareholders owners of preferred shares issued by NET are not entitled to the right to withdraw since these shares meet the liquidity and dispersion requirements mentioned under Item II of Art. 137 of Law no. 6,404/76.

4. Merger of BTVC

Provided the common Restructuring features are complied with, the Merger of BTVC shall be implemented in accordance with the following terms and conditions:

4.1 Date of the Decision: The Merger of BTVC shall be decided in Special General Meetings of BTVC and Vivax, to be held on June 11, 2007.

4.2 Appraisal of the Shareholders' Equity of Vivax and BTVC at their Book Value: The Book Value Reports established the following values:

COMPANY	Book Value on 03/31/07 (in thousands of reais)	Book Value per Share on 03/31/07
Vivax	R$349,103	R$3.16
BTVC	R$93,257	R$1.02

4.3 Replacement Ratio of Common and Preferred Shares of BTVC: For the purposes of defining the share replacement ratio of BTVC for shares of Vivax, the managements of Vivax and BTVC took into account the value assessed in the Book Value Reports and adopted the following exchange ratio: a fraction equivalent to 0.3217 common share issued by Vivax shall be allocated for each common or preferred share issued by BTVC. Since the only relevant asset of BTVC is the equity interest it has in Vivax, any share replacement ratio proposed would be the same, regardless of the criterion adopted for its definition. The Merger of BTVC shall be implemented without issuing new shares of Vivax, and only with the delivery of the shares currently existing and held by BTVC to the current shareholders of BTVC.

4.4 Right to Withdraw: The shareholders of BTVC who exercise their right to withdraw shall be reimbursed based on the book value of the shareholders’ equity of the shares issued by BTVC (Art. 45 of Law no. 6,404/76), which, pursuant to the Base Balance Sheet of BTVC is equivalent to one real and two centavos (R$1.02) per share, and said shareholders may request that a special balance sheet of BTVC be prepared, in accordance with the provisions of Section II of Art. 45 of Law no. 6,404/76, for the

purposes of calculating the reimbursement amount. Explicit indications received within thirty (30) days as from the date of publication of the minutes of the Special General Meeting of BTVC that decides on the approval of the Merger of BTVC shall be deemed timely, and the payment of the reimbursement shall depend on the effective performance of the transaction, pursuant to the provisions of Art. 230 of Law 6,404/76. In the event the preparation of the special balance sheet of BTVC is requested, the shareholder shall receive 80% of the reimbursement amount, and the balance, if any, shall be paid within one hundred and twenty (120) days as from the date of the decision of the respective Meeting, pursuant to the provisions of Section III of Article 137.

4.5 Capital Stock of Vivax: The Merger of BTVC shall not result in a capital stock increase of Vivax, since the only relevant asset of BTVC is the investment represented by the shares issued by Vivax.

5. Merger of the Shares of Vivax

Provided the common Restructuring features are complied with, and taking into account the results arising from the Merger of BTVC, the Merger of the Shares of Vivax shall be decided and implemented in accordance with the following terms and conditions:

5.1 Date of the Decision: The Merger of the Shares shall be decided in Special General Meetings of Vivax and NET to be held on June 11, 2007.

5.2 Appraisal of the Shareholders’ Equity of NET and Vivax at Market Prices: The Market Value Reports established the following values:

COMPANY	Book Value at Market Prices on 03/31/07 (in thousands of reais)	Book Value at Market Prices per Share on 03/31/07
NET	R$1,350,680	R$4.57
Vivax	R$319,283	R$2.89

As a result of these appraisals, the following share exchange ratio was verified based on the Market Value Reports, for the purposes of calculating the right to withdraw for the shareholders of Vivax as a result of the merger of the shares issued by Vivax into NET, for the purposes of the comparison that is mentioned under Section III of Art. 264 of Law no. 6,404/76: each share issued by Vivax is equivalent to 0.6325 share issued by NET.

5.2.1 In relation to NET and Vivax, the Market Value Reports take into account the effects arising from the first stage of the Restructuring, that is, the Merger of BTVC.

5.3 Vivax Common and Preferred Share Replacement Ratio: For the purposes of defining share replacement ratio of the shares issued by Vivax for preferred shares issued by NET, the managements of NET and Vivax took into account the gap of the share replacement ratio set forth based on the values appraised in the Economic Value Reports, adopting, therefore, the following exchange ratio: a fraction equivalent to 0.5678 preferred share to be issued by NET shall be allocated for each common or preferred share issued by Vivax.

5.3.1 For the purposes of the Merger of Shares, when same is effectively implemented, the “UNITS” used for jointly trading the shares issued by Vivax on the stock exchange shall be split and the shares shall be individually converted in accordance with the replacement ratio indicated above.

5.4 Fractions of Shares: The share replacement ratio shall result in the fractioning of the shares, the reason why the non-controlling shareholders of Vivax may, within thirty (30) days as from the publication of the notice to the shareholders and of the minutes of the Special General Meetings that approve the Merger of the Shares, adjust their holdings, pursuant to negotiation, through authorized brokerage companies of their choice.

5.5. Disposal of the Fractions of Shares: After the said thirty-day period is over, the remaining fractions of the shares of the non-controlling shareholders of Vivax who do not adjust their holdings, shall be split and grouped in whole numbers and subsequently sold by NET in an auction to be held on the São Paulo Stock Exchange (BOVESPA), and the net values raised from the sale of said shares shall be made available to their owners, as from the date for the beginning of payment to be decided in accordance with the notice to the shareholders to be published for that purpose.

5.6 Voting and Equity Advantages of the Shareholders of Vivax before and after the Merger of Shares: The following table provides a comparison between the voting and equity advantages of the shareholders of Vivax before and after the Merger of the Shares of Vivax:

Before the Merger of the Shares	After the Merger of the Shares
The common and preferred shares issued by Vivax, grant their owners the following rights:	The preferred shares to be issued by NET as a result of the Merger of Shares, shall grant its owners the following rights:
(i) in accordance with the provisions of sections I and III, of article 5, of the Articles of Incorporation and By-laws of Vivax, each common share entitles its owner the right of one vote in the decisions of the General Meeting; in addition, the preferred shares grant voting rights exclusively in matters related to: (a) the conversion, merger, consolidation or spin off of the company; (b) the approval of agreements between the company and its controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has interests, when the general meeting is responsible for approving said agreement; (c) the

(i) in accordance with the provisions of sections I and II, of article 5, of the Articles of Incorporation and By-laws of NET, the preferred shares shall be entitled to voting rights exclusively in matters related to: (a) the conversion, merger, consolidation or spin off of the company; (b) the appraisal of assets earmarked for the payment-in of the capital increase of the company; (c) the selection of specialized company to determine the economic value of the shares of the company, in the event of a delisting of shares or should its shares cease to be listed in the “Level 2” of the São Paulo Stock Exchange; (d) the change or revocation of provisions of its Articles of Incorporation and By-laws that result in the appraisal of assets earmarked for the payment-in of the capital increase of the company; (d) the selection of specialized company to determine the economic value of the shares of the company, in the event of a delisting of shares or should its shares cease to be listed in the “Level 2” of the São Paulo Stock Exchange; (e) the change or revocation of provisions of its Articles of Incorporation and By-laws that result in the non-compliance, by the company, of the requirements related to said “Level 2”;

non-compliance, by the company, of the requirements related to said “Level 2”; and (e) the approval of agreements between the company and its controlling shareholder, as well as other companies in which the controlling shareholder has interests, when the general meeting is responsible for approving said agreement;

(ii) in accordance with the provisions of article 22 of the Articles of Incorporation and By-laws of Vivax, in the event of transfer of control, the non-controlling shareholders holders of common shares have ensured the same treatment as the one granted to the controlling shareholder, and, to the holders of preferred shares, the minimum amount of one hundred per cent (100%) of the amount offered to the holders of common shares;

(ii) in accordance with the provisions of section III, of article 5, of the Articles of Incorporation and By-laws of NET, the preferred shares will be entitled to: (i) receive dividends in cash in an amount ten per cent (10%) higher than those paid to the common shares; (ii) priority in the reimbursement in the event of liquidation of the company, with no premium, for the equity value; and (iii) the same treatment as the one granted to the controlling shareholders in the event of transfer of control;

(iii) in accordance with the provisions of the single section of article 20 of the Articles of Incorporation and By-laws of Vivax, the common and preferred shares are entitled to receive a mandatory dividend of, at least, 25% of the net income for the year, adjusted in accordance with Art. 202 of Law no. 6,404/76;

(iii) in accordance with the provisions of section II of article 26 of the Articles of Incorporation and By-laws of NET, the preferred shares to be issued are entitled to receive a mandatory dividend of, at least, 25% of the net income for the year, adjusted in accordance with Art. 202 of Law no. 6,404/76;

5.7 Additional Advantages: In addition to the advantages mentioned above, as a result of the Merger of the Shares of Vivax, the shareholders of Vivax will own preferred shares with higher liquidity in the market and that are part of the IBOVESPA, the index of the São Paulo Stock Exchange (BOVESPA).

5.8 Right to Withdraw: According to section III of Art. 264 of Law no. 6,404/76, should the replacement ratio calculated based on the appraisal of the shareholders’ equity at market value (item 5.2) be more advantageous than the replacement ratio of Vivax’s shares for NET’s shares to be proposed, performed based on the appraisal of the companies at their economic value (item 5.3), the dissenting shareholders of Vivax have the option of exercising their right to withdraw based on Vivax’s equity value at market value or based on its book value. As a result, the reimbursement value shall be, according to the option to be exercised by the dissenting shareholders: (i) the book value of the shareholder’s equity of the shares issued by Vivax (Art. 45 of Law no. 6,404/76), which, as informed in the Base Balance Sheet of Vivax, is equivalent to three reais and sixteen centavos (R$3.16) per share; or (ii) the shareholders’ equity value of the shares issued by Vivax calculated at market value (Section III of Art. 264 of Law no. 6,404/76), which, as informed in the Market Value Reports, is equivalent to two reais and eighty nine centavos (R$2.89) per share. The shareholders owners of common shares issued by NET who exercise their right to withdraw as a result of the decision to approve the Merger of the Shares of Vivax shall be reimbursed based on the book value of the shareholders’ equity of the shares issued by NET (Art. 45 of Law no. 6,404/76), which, as informed in the Base Balance Sheet of NET, is equivalent to four reais and twenty eight centavos (R$4.28) per share. The shareholders owners of preferred shares issued by NET are not entitled to the right to withdraw since these shares meet the liquidity and dispersion requirements mentioned under Item II of Art. 137 of Law no. 6,404/76.

For the purposes of calculating the reimbursement amount, the shareholders of Vivax and of NET who exercise their right to withdraw may request that a special balance sheet be prepared, in accordance with the provisions of Section II of Art. 45 of Law no. 6,404/76. Explicit indications received within thirty (30) days as from the date of publication of the minutes of the Special General Meetings of Vivax and NET that decide on the approval of the Merger of Shares shall be deemed timely, and the payment of the reimbursement shall depend on the effective performance of the transaction, pursuant to the provisions of Art. 230 of Law 6,404/76. In the event the preparation of the special balance sheet of NET is requested, the shareholder shall receive 80% of the reimbursement amount, and the balance, if any, shall be paid within one hundred and twenty (120) days as from the date of the decision of the respective Meetings, pursuant to the provisions of Section III of Article 137.

5.9 Capital Increase of NET: The Merger of the Shares of Vivax shall result in a capital increase of NET’s capital stock, pursuant to the transfer of all shares of the current shareholders of Vivax to the equity of NET, in accordance with the value of these shares appraised in the Report for Capital Increase, which indicated an economic value of the shareholders’ equity of Vivax, for that purpose, of two billion, ninety one million, six hundred and one thousand, one hundred and seven reais and sixty four centavos (R$2,091,601,107.64) . As a result, the capital increase of NET’s capital stock shall be equal to one billion, three hundred and twenty three million, nine hundred and twenty two thousand, three hundred and fourteen reais and thirty six centavos (R$1,323,922,314.36), pursuant to the issuance of thirty nine million, six hundred and seventy four thousand, twenty eight (39,674,028) preferred shares, all book-entry and with no-par value, which shall be subscribed by the Board of Executive Directors of Vivax at the Special General Meeting of NET that decides on the increase, on behalf of the shareholders of Vivax, in accordance with their respective holdings at the close of the trading session on the stock exchange on the day immediately prior to the date of the swap. As a result of this capital increase, the total capital stock of NET shall be equal to five billion, four hundred and seventy nine million, eight hundred and ninety one thousand, seventeen reais and sixty five centavos (R$5,479,891,017.65), divided into three hundred and thirty five million, fifty five thousand, four hundred and seventy seven (335,055,477) shares, of which one hundred and eleven million, eight hundred and twenty two thousand, one hundred and thirty seven (111,822,137) are common shares and two hundred and twenty three million, two hundred and thirty three thousand, three hundred and forty (223,233,340) are preferred shares. Because this is a merger of shares, the shares issued by Vivax, owned by NET, shall be maintained in the equity of same, without any change.

5.10 Capital Stock of Vivax: As a result of the Merger of the Shares of Vivax, the capital stock of Vivax shall be held solely by NET, and, consequently, Vivax shall become a wholly-owned subsidiary of NET.

5.11 Amendment to NET’s Articles of Incorporation and By-laws: As a result of the Merger of the Shares of Vivax, NET’s Articles of Incorporation and By-laws shall be amended in order to reflect the increase of its capital stock and in the number of its shares.

5.12 Preceding Condition: Taking into account that the Merger of the Shares of Vivax constitutes a phase subsequent to the Restructuring, it has been agreed that the performance of the Merger of the Shares of Vivax is contingent to the prior approval of the Merger of BTVC.

6. Complementary Information

6.1 Costs: The costs involved with the Restructuring are estimated at approximately one million and five hundred thousand reais (R$1,500,000.00), including the expenses with publication and auditor, appraiser and lawyer fees.

6.2 Equitable Nature of the Restructuring: In view of the opinions issued in the appraisal reports of the Companies, and in light of the advantages that will be granted to the shareholders of BTVC and Vivax, as well as the maintenance of the rights assigned to the shares issued by NET, the Restructuring to be implemented is deemed to be equitable.

6.3 Transfer of Control of Vivax: The implementation of the Restructuring will result in the transfer of control of Vivax, and it is certain that said implementation ensures the extension to the non-controlling shareholders of Vivax of the same conditions offered to the former controlling shareholders, in accordance with the provisions of Art. 254-A of Law no. 6,404/76 and in the Articles of Incorporation and By-laws of Vivax.

6.4 Cancellation of Vivax’s Registration as a Publicly-held Corporation: After the implementation of the Restructuring, NET intends to request to CVM and BOVESPA the cancellation of Vivax’s registration as a publicly-held corporation, since it will become a wholly-owned subsidiary of NET.

6.5 Dividends and Other Payments: The new preferred shares to be issued by NET as a result of the approval of the Merger of the Shares of Vivax, will be entitled to receive dividends or any other payments in cash that may be distributed as from the date of approval of the Merger of the Shares of Vivax, in accordance with the Articles of Incorporation and By-laws of NET, in proportion to the respective interest held in the capital stock of NET, under the same conditions as those of the currently existing shares.

6.6 Approval by the Authorities: The change of Vivax’s control was approved by the National Telecommunications Agency (ANATEL) and the operation was submitted to the Brazilian Antitrust System (Sistema Brasileiro de Defesa da Concorrência), in accordance with the time frames and other legal and regulatory provisions applicable to the matter.

6.7 Absence of Conflict of Interests: Apsis Consultoria Empresarial Ltda., Goldman, Sachs & Co. and Goldman Sachs Representações Ltda. declared that there are no conflict or pooling of interests, current or potential, with the – direct or indirect – controlling shareholder of the Companies involved in the Restructuring, or in relation to their non-controlling shareholders or in relation to the Restructuring itself.

6.8 Documents for Inspection: The documents pertaining to the Restructuring, required by law and by regulatory norms, are available for inspection, as from this date, at the postal and electronic addresses indicated below:

NET	Rua Verbo Divino, 1356, 1º andar
www.netservicos.com.br	São Paulo – SP

Vivax	Avenida José Meneghel, no. 65, sala 07
www.vivax.com.br	Americana – SP

BTVC	Avenida José Meneghel, no. 65, sala 02
Americana – SP

CVM	Rua Cincinato Braga, 340 – 2º e 3º andares
www.cvm.gov.br	São Paulo -SP
Rua Sete de Setembro, 111 – 5º andar
Rio de Janeiro - RJ

BOVESPA	Rua XV de Novembro, 275
www.bovespa.com.br	São Paulo - SP

São Paulo, SP, May 23, 2007.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
João Adalberto Elek Jr.
Financial and Investor Relations Officer

VIVAX S.A.
Gilson Roberto Granzier
Investor Relations Officer

BRASIL TV A CABO PARTICIPAÇÕES S.A.
Christopher Paul Torto
C.E.O

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.